

INVEST IN **END SPAM, INC.**

Want to stop unwanted robocalls & reclaim your phone? ENDspam makes it possible!

LEAD INVESTOR ⌄

 **Matt McCormick**

It's been said that everything rises and falls on leadership. I've believed that since I was in the military, having served under a number of extremely passionate, dedicated leaders. Having known the leadership of ENDspam for a few years now, I can honestly say that I've never known a stronger leadership team.

I mention "passionate" leadership specifically, because I feel it's worth mentioning that, having known Doc Compton personally and professionally for several years now, I can attest to the passion that he brings to this project. Not only have I watched him battle illegal telemarketers and robocallers, I've been fortunate enough to watch him inspire and motivate millions of people with his tenacity and resolve.

As for the ENDspam product itself, I would simply say that my personal battle against illegal spam/scam calls, which began in 2019, evolved to an entirely new level when I was first introduced to ENDspam and what it offered in 2021. I've personally used the data collected by ENDspam software to stop untold numbers of illegal spam and scam callers from calling my family's phones. I was absolutely thrilled to be a part of the beta testing, and couldn't be more excited about what ENDspam is now going to be bringing to the masses.

I'm excited to see the dynamic shift that this product is going to make available to everyone, and proud to be the lead investor for a product that I believe is going to allow the millions



who use it to take their phones back from illegal robocallers!

Invested $10,000 this round

endspam.io Seattle WA B2B SaaS B2C

Highlights

1. 50 BILLION+ robocalls in 2022, many of which were from illegal telemarketers and scammers.

2. $Billions lost by consumers annually to robocall scams, much of which is lost by the elderly.

3. Decades-old telemarketing legislation is outdated, and legislative "fixes" haven't worked.

4. The FCC lacks the manpower or resources to effectively combat illegal telemarketers OR scammers.

5. Telecommunications carriers benefit from the calls, so they've got no incentive to offer a solution.

6. ENDspam experts have created a unique tech solution to a 30+ year old tech problem!

Our Team



Doc Compton CEO

-Consumer advocate -Social media influencer -Creator of the "Turning Robocalls Into Cash" kit

There exists no greater everyday nuisance to the American consumer than annoying spam and scam

calls. We are dedicated to eliminating them, as an act of consumer advocacy.



Jon Pastore CTO

- T-Mobile: Sr. Engr. of Systems Architecture & Design - Owner of Multiple Patents - Years of experience as Telecom Engineer

A plan to reclaim our phones...

A problem three decades in the making...

Today, there are an estimated 381 million cell phones active in the United States. And while they may all have different carriers, be used for different purposes, and be made by a number of global companies, they all share at least one thing in common... **Each of those 381 million phones probably got at least a few robocalls last month.**

Telemarketing and scam calls have become so much a part of our everyday lives that people all over the country have essentially given up answering their phones at all. In fact, most people are sending more calls to voicemail than they're answering. Why? Because there were over **50 billion robocalls made to U.S. consumers last year!**

Legislative efforts have fallen short...

The federal government passed the *Telephone Consumer Protection Act,* or *"TCPA",* as it's commonly known, back in 1991 to help combat unsolicited calls and faxes from telemarketers. While there've been a number of other laws passed to help bolster it, existing legislation remains largely ineffective against the scourge of robocalls that so many of us have become so accustomed to receiving. Some states have enacted similarly styled laws as well, but **the problem not only** continues - it's growing.

The FCC, which is charged with the task of enforcement of the TCPA lacks the manpower and resources to combat the robocalls problem, largely because of the sheer magnitude of the task. In a seemingly unending game of whack-a-mole, robocall operations both here and abroad intentionally mask their identities and locations, making tracking them down a virtual impossibility. Combine that with the fact that advancements in technology have consistently outpaced efforts at stopping the calls, and you arrive at our current situation... **Millions of American consumers who've been relegated to simply letting a significant number of their calls go straight to voicemail.**

<u>**A tech problem that requires a tech solution...**</u>
Unbeknownst to most people, major telecommunications carriers are actually making money off of the robocall traffic, so they're hardly incentivized to offer any real solution. In fact, before the government put a stop to it, telecoms tried to profit even further, by charging their customers a monthly fee for various anti-robocall services. Now, many of them offer them for free, but leave a lot to be desired in the way of results. **Most of the third-party apps that promised to help have also fallen flat, with consumers reporting that they often block the wrong calls, and let the unwanted robocalls through.**

While the recent passing and *partial* implementation of STIR-SHAKEN offered hope, it failed to deliver much n the way of *results*. Unfortunately, the law took a long time to craft, an even *longer* time to be signed into law, and a *painfully* long time to implement even partially. In fact, STIR-SHAKEN still isn't even fully implemented, and the FCC just announced its latest deadline extension to June 2023. During the years it's taken to get to even *this point*, **robocallers and carriers have been devising any number of workarounds that have and will continue to render STIR-SHAKEN little more than a tremendous waste of lawmakers' time and energy.**

<u>**So what now?**</u>
It would be easy for each of us to just throw our hands up, give up, and resign

ourselves to the notion that nothing can be done about robocalls. Maybe we will just continue letting everything go to voicemail. After all, thirty years of legislation, additional legislation, third-party apps, and more legislation haven't worked, so nothing will, right? *Wrong.*

ENDspam has created a unique solution that will eliminate a problem 30 years in the making; an **intelligent call filtering system** will make unwanted telemarketing and scam calls a thing of the past! By using the data embedded in the calls themselves, we'll be able to identify and redirect unwanted calls into our machine learning/artificial intelligence systems for analysis, instead of to your phone. **The end result? Virtually no more spam calls making it to your phone!**

<u>We already have a huge audience that's already waiting for ENDspam!</u>
Because our CEO, **Doc Compton**, has already appeared in so many television, radio, online and print media stories, generally centered around his fight against robocalls, he has amassed a huge audience on multiple social media platforms. With hundreds of thousands of followers on TikTok, Facebook, Instagram, and YouTube, and regularly scheduled livestreams, Doc has been steadily preparing that audience for the release of this fundraising effort, and the app itself, for about two years now. Excitement and anticipation are at an all-time high!



Doc's largest social media platform presence is on TikTok, with 345,000 followers. His TikToks regularly get tens or hundreds of thousands of views, and his account generally garners *millions of views per month*. Best of all, those views all come at **zero cost**, which is one of the biggest advantages ENDspam has over most startup companies. Whereas other companies have to expect a significant amount of their initial budget to go towards advertising, and getting the word out, ENDspam has a built-in network of people from all over the country, already waiting on its release! Not to mention the fact that Doc's extensive list of media contacts are all awaiting an opportunity to speak with Doc about ENDspam, and how we believe it's going to help Americans reclaim their phones from robocallers.


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thedoccompton
THE Doc Compton
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4913 Following 345K Followers 2.5M Likes
Man Of The People
I make robocallers pay.
Learn how!
www.robocalls.cash
Videos
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Email scammer loses his mind!
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"I bet it doesn't cover calls from India..."
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A gift for a scammer...
I've been on the news a few times.
WHAT ABOUT MY COMPANY PHONE?
What about debt collectors?


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Get app

Investing for Growth

We're raising money to allow us to gain the tools and additional talent we need to bring our model to scale, and to turn our **vision into a** ***reality***.


ENDspam
Seed Financing
Key Objectives
Milestones To Achieve
Hire
- Telecom, Software Engineers, DevOps, Customer Support, Marketing, UI/UX, ML/AI, Sales, Management
Remote Team Members
- Exploring REMOTE job market to hire industry experts
- Focusing on simplicity & scalability
Build
- Streamline UI/UX in IOS, Web App, and Android
- Integrated within Telecoms
User Friendly Application
- Application that is user friendly for all demographics
- Simple UX focused on enabling upgrade paths
Acquire
- Build a Sales & Digital Marketing Strategy
- Acquire Telecom Users
Users
- 5,000,000 Users
- Upgrade 3% of users to data subscription
Validate
- Identify Key Markets for Data monetization
- Explore potential future market expansion
Road Map
- Confirm profitable data markets
- Confirm market expansion plans
We are raising 3 million in our seed round to execute four key objectives.

*Forward-looking projections can't be guaranteed. Only $1.235M of the $3M will be solicited in this Wefunder round.

Future of EndSpam

In addition to our customer solution, we are already working on enterprise solutions for businesses as well. These solutions will be game-changing for businesses of all sizes, allowing management to eliminate- *once and for all* - the inefficiency caused by telemarketing and scam calls to their business lines, and do so just as effectively as the personal solution will.

Additionally, because the volume of data we will be able to aggregate as our subscriber base increases, the more effective our analytics on that collected call data will become, making ENDspam even *more* effective at identifying and

ultimately *eliminating* unwanted calls almost altogether! For example, in a scenario where ENDSpam has a million subscribers, and we see 1000 of those subscribers identify the same robocall in the same day, we will be able to use the data collected by our proprietary system to further protect *all* of our subscribers, across personal *and* business accounts.



Vision - B2B/Telecom
ENDspam
With the data we currently collect, we will intelligently identify and filter suspected robocalls, so that our users can trust their phone's again!
Wanted Calls
User
EndSpam Enabled Switch
MVNOs (Small Telecoms)
Data Aggregation
Possible Unwanted Call
AI Assistant
Confirmed Unwanted Call

We'd love to have you join us on our mission to ENDSpam!

Check out some of our endorsements from Founders and CTOs we admire 👇



Advisor
ENDspam
ENDspam has assembled a stand-out team that combines business acumen with technical expertise, all built on a layer of passion and aggression for capturing the opportunity in front of them.
Their scrappiness and drive combined with their pedigree makes me excited for what End Spam will accomplish in driving both customer and shareholder value.
Ben Johnson
Co-Founder/CTO



OBSIDIAN

Co-Founder of Carbon Black | Exit @ $2.1 Billion vmware Carbon Black



Advisor

ENDspam

Doc has a formidable grasp of the many dimensions of EndSpam's problem/solution space and they've assembled an incredible team to execute.

EndSpam's initial "proof of life" has been compelling to watch, especially on the data side - This is going to be fun.

Casey Ellis
Founder/Chairman/CTO
bugcrowd

